UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)

Corner Growth Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G2425N105
(CUSIP Number)

June 16, 2022
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Form 13G filed on July 29, 2022, on behalf of Radcliffe Capital Management, L.P. was made in error. Radcliffe Capital Management, L.P. does not hold or exercise beneficial ownership over shares of Corner Growth Acquisition Corp. sufficient to require a Form 13G be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2022
(Date)

Radcliffe Capital Management, L.P. By RGC Management Company, LLC, its General Partner*	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**
RGC Management Company, LLC*	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**

Steven B. Katznelson*	/s/Loretta Best Signature Attorney-in Fact**
Christopher Hinkel*	/s/Loretta Best Signature Attorney-in Fact**

Radcliffe SPAC Master Fund, L.P. By Radcliffe SPAC GP, LLC, its General Partner*	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**
Radcliffe SPAC GP, LLC*	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**

*The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

**Loretta Best is signing on behalf of Steven B. Katznelson and Christopher Hinkel as attorney-in-fact pursuant to powers of attorney filed with the Securities and Exchange Commission as Exhibits 99.1 and 99.2, respectively, to a filing by Radcliffe Capital Management, L.P. on Schedule 13G on August 30, 2021.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Amended Schedule 13G dated August 15, 2022 to the Class A Ordinary Shares, par value $0.0001 per share of Corner Growth Acquisition Corp. shall be filed on behalf of the undersigned.

August 15, 2022
(Date)

Radcliffe Capital Management, L.P. By RGC Management Company, LLC, Its General Partner	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**
RGC Management Company, LLC	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**

Steven B. Katznelson	/s/Loretta Best Signature Attorney-in Fact**
Christopher Hinkel	/s/Loretta Best Signature Attorney-in Fact**
Radcliffe SPAC Master Fund, L.P. By Radcliffe SPAC GP, LLC, its General Partner	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**
Radcliffe SPAC GP, LLC	/s/Loretta Best Signature Attorney-in Fact for Steven B. Katznelson Managing Member**

**Loretta Best is signing on behalf of Steven B. Katznelson and Christopher Hinkel as attorney-in-fact pursuant to powers of attorney filed with the Securities and Exchange Commission as Exhibits 99.1 and 99.2, respectively, to a filing by Radcliffe Capital Management, L.P. on Schedule 13G on August 30, 2021.

Exhibit B

Radcliffe Capital Management, L.P. is the relevant entity for which RGC Management Company, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons. Radcliffe SPAC Master Fund, L.P. is the relevant entity for which Radcliffe SPAC GP, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons.